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SEC FILE NUMBER
8-66939

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TECCA Holdings LLC dba Texas Corporate Capital Advisors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 700
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James K. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TECCA Holdings LLC dba Texas Corporate Capital Advisors, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James K. Davis
Signature

President
Title

Notary Public

WAVERLY A MCCARTHY
My Commission Expires
June 3, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS

CONTENTS

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
TECCA Holdings LLC
dba Texas Corporate Capital Advisors

We have audited the accompanying statement of financial condition of TECCA Holdings LLC dba Texas Corporate Capital Advisors (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Corporate Capital Advisors as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2016

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$	19,958
Prepaid assets		933
Property and equipment, net of accumulated depreciation of $15,130		-0-
	$	20,891

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	7,191
Total liabilities		7,191
Member's equity		13,700
	$	20,891

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Income
For the Year Ended December 31, 2015

Revenues		
Consulting income	$	52,500
Reimbursement income		1,596
Interest income		2
		54,098
Expenses		
Compensation and benefits		53,754
Occupancy and equipment costs		15,801
Regulatory fees and expenses		1,804
Other expenses		42,127
		113,486
Net income (loss)	$	(59,388)

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

Balances at December 31, 2014	$ 22,055
Contributions	51,033
Net income (loss)	(59,388)
Balances at December 31, 2015	$ 13,700

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2015

Balance at December 31, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities		
Net income (loss)	$	(59,388)
Adjustments to reconcile net income (loss)to net cash provided (used) by operating activities:		
Change in operating assets and liabilities:		
Decrease in prepaid assets		1,386
Decrease in accounts payable and accrued liabilities		(3,213)
Net cash provided (used) by operating activities		(61,215)
Cash flows from investing activities		
Net cash provided (used) by investing activities		-0-
Cash flows from financing activities		
Capital contributions		51,033
Net cash provided (used) by financing activities		51,033
Net increase (decrease) in cash and cash equivalents		(10,182)
Cash and cash equivalents at beginning of period		30,140
Cash and cash equivalents at end of period	$	19,958

Supplemental schedule of cash flow information

Cash paid during the period for:		
Interest	$	-0-
State income taxes	$	-0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

TECCA Holdings LLC dba Texas Corporate Capital Advisors (the "Company") was organized under the laws of the State of Texas as a limited liability company on April 7, 2000. The duration of the Company shall be perpetual, unless terminated earlier in accordance with regulations of the Company. Each member's liability is limited to his capital account balance.

The Company became effective November 9, 2005 as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and operates under SEC Rule 15c3-3(k)(2)(i). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

Revenue is recognized for financial advisory services rendered based on the contractual terms of each respective agreement.

The Company's customer base is located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents.

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization.

Depreciation of property and equipment is provided using the straight-line and accelerated methods over the estimated useful lives of the assets.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Note 1 - Summary of Significant Accounting Policies, continued

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Member's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Company had net capital of approximately $12,767 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .56 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its member at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Recent Accounting Pronouncements

In May 2014, the Financial accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2019. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties About and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending December 31, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-02); Simplifying Income Statement Presentation by Eliminating the Concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports is classification as an extraordinary item. ASU 2015-01 is effective for the Company's annual periods beginning January 1, 2016. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

Note 5 - <u>Subsequent Events</u>

In February 2016 the Company received a capital contribution of $20,000 from its sole member.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2015

Schedule I

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 13,700
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	13,700
Deductions and/or charges	
Non-allowable assets:	
Prepaid assets	933
Net capital before haircuts on securities positions	12,767
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-0-
Net capital	$ 12,767

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Liabilities	
Accounts payable and accrued expenses	$ 7,191
Total aggregate indebtedness	$ 7,191

Schedule I (continued)

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 479
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 7,767
Excess net capital at 1000%	$ 12,048
Ratio: Aggregate indebtedness to net capital	.56 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT
Required By SEC Rule 17a-5

Year Ended
December 31, 2015

ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholders
TECCA Holdings LLC dba Texas Corporate Capital Advisors

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* TECCA Holdings LLC dba Texas Corporate Capital Advisors identified the following provisions of 17 C.F.R. § 15c3-3(k) under which TECCA Holdings LLC dba Texas Corporate Capital Advisors claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and *(b)* TECCA Holdings LLC dba Texas Corporate Capital Advisors stated that TECCA Holdings LLC dba Texas Corporate Capital Advisors met the identified exemption provisions throughout the year ended December 31, 2015 without exception. TECCA Holdings LLC dba Texas Corporate Capital Advisors management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TECCA Holdings LLC dba Texas Corporate Capital Advisors compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2016

Exemption Report of TECCA Holdings LLC dba Texas Corporate Capital Advisors

TECCA Holdings LLC dba Texas Corporate Capital Advisors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) 2(i):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2015 without exception.

TECCA Holdings LLC dba Texas Corporate Capital Advisors
TECCA Holdings LLC dba Texas Corporate Capital Advisors

I, James K. Davis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: James K Davis
President
As of February 16, 2016